INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

November 23, 2022

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust” or “Registrant”) (File Nos. 333-122901 and 811-21719) on behalf of the WCM SMID Quality Value Fund (formerly, WCM Focused Small Cap Fund)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Samantha Brutlag of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 9, 2022, regarding Post-Effective Amendment No. 1188 to the Registrant’s Form N-1A registration statement (the “Registration Statement”) filed on September 30, 2022, with respect to the WCM SMID Quality Value Fund (formerly, WCM Focused Small Cap Fund) (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”), which will be filed separately.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table

1.	In Footnote 2 to the Fees and Expenses Table, please confirm that the contractual expense limitation agreement for the Fund, which is in effect until August 31, 2032, is correct. If correct, please confirm the fee waiver is not reflected in the Ten Years Example.

Response: The Registrant confirms that the contractual expense limitation agreement for the Fund is effective through August 31, 2033, not 2032. As a result, the Registrant has updated Footnote 2 to the Fees and Expenses Table to reflect that the contractual expense limitation agreement is in effect until August 31, 2033. Accordingly, the Expense Example, including the Ten Years Example, reflects the term of the waiver through August 31, 2033.

Principal Risks of Investing

2.	The Staff notes that the Fund primarily invests in U.S. common stocks. Please confirm that “Foreign Investments Risk” is not a principal risk of investing of the Fund.

Response: The Registrant confirms that “Foreign Investments Risk” is not a principal risk of investing of the Fund.

Performance

3.	Please add disclosure to the paragraph under the “Performance” section discussing the Fund’s change to its principal investment strategy and name effective November 30, 2022.

Response: The Registrant has revised the disclosure as follows:

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year for Institutional Class Shares and by showing how the average annual total returns of the Fund compare with the average annual total returns of broad-based market indexes. Prior to November 30, 2022, the Fund was named the WCM Focused Small Cap Fund and invested primarily in equity securities of small capitalization companies the Fund’s advisor believes to be undervalued. Updated performance information is available at the Fund’s website www.wcminvestfunds.com, or by calling the Fund at 1-888-988-9801. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.

MANAGEMENT OF THE FUND

Prior Performance for Similar Accounts Managed by the Advisor

4.	Please confirm whether there were any public or other substantially similar accounts omitted from the performance calculation for the WCM Focused SMID Cap Strategy Composite (the “Composite”).

Response: The Registrant has received confirmation from WCM Investment Management, LLC (the “Advisor”), the Fund’s investment advisor, that the Composite reflects all accounts managed by the Advisor using its Focused SMID Cap Strategy. The Registrant has revised the disclosure as follows:

The following tables set forth performance data relating to the historical performance of all ~~private~~ accounts managed by the Advisor for the periods indicated that have investment objectives, policies, strategies and risks substantially similar to those of the Fund. The data is provided to illustrate the past performance of the Advisor in managing substantially similar accounts as measured against market indices and does not represent the performance of the Fund. You should not consider this performance data as an indication of future performance of the Fund.

The ~~private~~ accounts that are included in the performance data set forth below are not subject to the same types of expenses to which the Fund are subject, or to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the 1940 Act or Subchapter M of the Code. Consequently, the performance results for these ~~private~~ accounts could have been adversely affected if the ~~private~~ accounts had been regulated as investment companies under the federal securities laws.

Fund Expenses

5.	The footnote to the table under the “Fund Expenses” section states that “[e]ffective November 30, 2022, the Advisor agreed to reduce the expense caps of the Fund’s Investor Class from 1.25% to 1.10%, and of the Fund’s Investor Class from 1.00% 0.85%, of the average daily net assets of the respective Class’ shares”. Please add “to” after 1.00% to correct the typo.

Response: The Registrant has made the requested change.

FINANCIAL HIGHLIGHTS

6.	Please consider adding disclosure to the paragraph under the “Financial Highlights” section discussing the Fund’s change to its principal investment strategy and name effective November 30, 2022.

Response: The Registrant has revised the disclosure as follows:

The following tables are intended to help you understand the Fund’s financial performance. Prior to November 30, 2022, the Fund was named the WCM Focused Small Cap Fund and invested primarily in equity securities of small capitalization companies the Fund’s advisor believes to be undervalued. Certain information reflects financial results for a single Fund share. The total return figures represent the percentage that an investor in the Fund would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). The financial information for the period shown has been audited by Tait, Weller & Baker LLP~~[ ]~~, an independent registered public accounting firm, whose report, along with the Fund’s financial statements, is included in the Fund’s annual report, which is available upon request (see back cover).

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If you have any questions or additional comments, please contact me at (626) 385-5777 or diane.drake@mfac-ca.com. Thank you.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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